UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Top KingWin Ltd.

32F, Block B, Zhongzhou Holding Financial Center,

Intersection of Houhai Avenue and Haide 1st Road,

Nanshan District, Shenzhen, Guangdong Province, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

EXPLANATORY NOTE

On July 24, 2026, Top KingWin Ltd. (the “Company”) filed a Current Report on Form 6-K with the U.S. Securities and Exchange Commission to report that the Company would hold its Extraordinary General Meeting of Shareholders on August 31, 2026 (the “Meeting”) and attached a notice and proxy statement regarding such Meeting.

The Company hereby furnishes, as Exhibit 99.1, a supplemental proxy statement (the “Supplemental Proxy Statement”), and as Exhibit 99.2, a revised proxy card (the “Revised Form of Proxy Card”) with respect to the Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 4, 2026

Top KingWin Ltd.

By:	/s/ Ruilin Xu
Name:	Ruilin Xu
Title:	Chief Executive Officer (Principal Executive Officer)

Exhibits

Exhibit No.	Description
99.1	Supplemental Proxy Statement, dated August 4, 2026
99.2	Revised Form of Proxy Card

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